1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

February 13, 2025

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Soo Im-Tang
Ms. Shandy Pumphrey

Re: Lazard Active ETF Trust (the “Trust” or “Registrant”) (File No. 333-284300)

Dear Mses. Im-Tang and Pumphrey:

Thank you for the telephonic comments regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Lazard International Equity Advantage Portfolio (the “Acquired Portfolio”), a series of The Lazard Funds, Inc., with and into the Lazard International Dynamic Equity ETF (the “Acquiring Portfolio,” and together with the Acquired Portfolio, the “Portfolios”), a series of the Trust (the “Reorganization”), filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2025.

The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Part I of this letter is in response to the accounting comments of the Staff of the Commission that Ms. Pumphrey provided to Vince Nguyen and Stephen Rutman of Dechert LLP by telephone on February 7, 2025. Part II of this letter is in response to the disclosure comments that Ms. Im-Tang provided to Sarah Yan and Mr. Rutman by telephone on February 11, 2025. For your convenience, we have restated the comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PART I – ACCOUNTING COMMENTS

Information Statement/Prospectus

Comment 1.	Please include hyperlinks to any documents that are incorporated by reference.

Response 1.	Hyperlinks have been added to all documents that are incorporated by reference.

Comment 2.	Please supplementally confirm that the fees and expenses presented in the pro forma column of the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section will agree with the fees and expenses to be included in the Acquiring Portfolio’s registration statement on Form N-1A (the “N-1A Registration Statement”).

Response 2.	We hereby confirm that the fees and expenses of the Acquiring Portfolio to be included in the N-1A Registration Statement at launch will be the same fees presented in the pro forma column of the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section.

Comment 3.	Please confirm whether the Acquired Portfolio’s R6 Share Class currently has any assets. If not, please consider removing R6 Share Class from the Registration Statement, as they are not involved in the Reorganization. If the R6 Share Class is retained in the Registration Statement, please include a row for the Acquired Portfolio’s R6 Share Class in the “Capitalization” table.

Response 3.	We hereby confirm that the Acquired Portfolio’s R6 Share Class currently does not have any assets. The disclosure has been revised to remove references to the Acquired Portfolio’s R6 Share Class.

Comment 4.	The Staff notes that the “Other Expenses” line item for the Acquired Portfolio in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section have declined significantly since December 31, 2023. Please supplementally explain the reason for the decline.

Response 4.	The Acquired Portfolio experienced significant inflows during 2024. As a result, the average net assets of the Acquired Portfolio increased and the gross expense ratio declined materially during this period, resulting in the decrease in the “Other Expenses” line item.

Comment 5.	The “Annual Portfolio Operating Expenses” table in the N-1A Registration Statement includes a placeholder for a fee waiver. Please confirm whether the Acquiring Portfolio will have a fee waiver.

Response 5.	We hereby confirm that the Acquiring Portfolio will not have a management fee waiver at launch.

Comment 6.	Please disclose an estimate of the offering costs that will be borne by Lazard Asset Management LLC (the “Investment Manager”) and whether this amount is eligible for recoupment. Please reconcile the language in Footnote 3 to the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section with Footnote 2 in the “Annual Portfolio Operating Expenses” table in the N-1A Registration Statement.

Response 6.	The disclosure has been revised to include an estimate of the offering costs that will be borne by the Investment Manager and reflect that such amount is not subject to recoupment. We hereby confirm that Footnote 2 in the “Annual Portfolio Operating Expenses” table in the N-1A Registration Statement will match the corresponding footnote to the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section.

Comment 7.	With respect to the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section, please supplementally confirm that the expenses noted represent the current expenses of the Portfolios, as required under Item 3 of Form N-14.

Response 7.	We hereby confirm that the expenses presented in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section represent the current expenses of the Acquired Portfolio and the estimated expenses of the Acquiring Portfolio during its first year of operations, in accordance with Item 3 of Form N-14.

Comment 8.	If the fees stated in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section are current, please update or confirm the figures in the “Summary—Examples of Effect of Portfolio Expenses” section in conformity with those percentages.

Response 8.	The figures in the “Summary—Examples of Effect of Portfolio Expenses” section have been revised in response to the comment.

Comment 9.	In the lead-in paragraph under the “Summary—Examples of Effect of Portfolio Expenses” section, please add disclosure that the calculation of costs takes into account any applicable contractual fee waivers and/or expense reimbursements for the periods noted in the table.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please disclose in the Registration Statement whether the Reorganization costs paid by the Investment Manager are subject to recoupment and whether the Investment Manager will pay, whether or not the Reorganization is consummated.

Response 10.	The disclosure in the “The Transactions—Reasons for the Reorganization” section has been revised to disclose that the Reorganization costs borne by the Investment Manager are not subject to recoupment and that such costs will be borne by the Investment Manager regardless of whether the Reorganization is consummated.

Comment 11.	Please disclose the dollar amount of capital loss carryforwards available in the Acquired Portfolio in the “The Transaction—Federal Income Tax Considerations” section.

Response 11.	The disclosure has been revised accordingly.

Comment 12.	Please confirm there have been no material changes to the numbers presented in the “Capitalization” table under the “The Transaction—Capitalization” section since June 30, 2024.

Response 12.	The disclosure has been revised to include an updated capitalization table, which reflects an increase in assets of the Acquired Portfolio of approximately $6 million between June 30, 2024 and December 31, 2024.

Comment 13.	Please add a separate adjustments row for any adjustments made to the “Capitalization” table under the “The Transaction—Capitalization” section.

Response 13.	The disclosure has been revised accordingly.

Comment 14.	Please disclose the percentage of the Acquired Portfolio’s portfolio holdings that will be sold to reposition the portfolio in connection with the Reorganization.

Response 14.	The disclosure under the “The Transaction—Agreement and Plan of Reorganization” has been revised accordingly.

Statement of Additional Information (“SAI”)

Comment 15.	Under the “Supplemental Financial Information” section, please provide a narrative disclosure about material differences in accounting policies of the Acquired Portfolio when compared to those of the Acquiring Portfolio.

Response 15.	The disclosure has been revised accordingly.

PART II – DISCLOSURE COMMENTS

Comment 16.	Please file your responses as correspondence on EDGAR prior to the effectiveness of the Registration Statement. Please apply comments to disclosure in one section of the Registration Statement to similar disclosures throughout the Registration Statement.

Response 16.	We acknowledge the comment and will proceed accordingly.

Information Statement/Prospectus

Comment 17.	Before the “Table of Contents,” where documents are incorporated by reference, please include the Securities Act of 1933, as amended (“Securities Act”) file numbers and hyperlink all documents incorporated by reference.

Response 17.	Securities Act file numbers and hyperlinks have been added to all documents incorporated by reference in the section referenced above.

Comment 18.	In the third sentence of the “Summary—What is involved in the Reorganization?” section, please consider adding the “through an account that can accept shares of the Acquiring Portfolio” as a parenthetical next to the words “brokerage account” for consistency and clarity. The Staff notes this phrase is used throughout the “Summary” section.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	In the “Summary—What is involved in the Reorganization?” section, please consider including a cross-reference to the “Dividends and Distributions—Inactive Accounts and Potential Risk of Escheatment” section in the SAI.

Response 19.	The disclosure has been revised accordingly.

Comment 20.	With respect to the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section, if the Acquired Portfolio’s portfolio holdings will be sold to reposition the portfolio in connection with the Reorganization, please disclose any expected costs or tax implications. Even if there are no, or minimal, expected costs or tax implications, please add a brief discussion.

Response 20.	The disclosure has been revised accordingly.

Comment 21.	In the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section, please consider including a reference to “individual retirement accounts or group retirement plans” in the description of accounts that cannot hold ETF shares. This Staff notes this language is consistent with language used elsewhere in the Registration Statement.

Response 21.	The disclosure has been revised accordingly.

Comment 22.	In the “Summary—How do I transfer my Acquired Portfolio shares to a brokerage account that will accept ETF shares?” section, please include disclosure that shareholders of an ETF may bear certain costs with respect to maintaining brokerage accounts that shareholders of a mutual fund may not incur.

Response 22.	The disclosure has been revised accordingly.

Comment 23.	In the “Summary—How do the Portfolios’ management and distribution arrangements compare?—Management of the Portfolios” section, please include details regarding the services the Investment Manager will provide to the Acquiring Portfolio, including any difference in services to be provided, between the Portfolios.

Response 23.	The disclosure has been revised accordingly.

Comment 24.	In the “Summary—How do the Portfolios’ fees and operating expenses compare, and what are the Acquiring Portfolio’s fees and operating expenses estimated to be following the Reorganization?” section, there are no tables beneath the statement, “[t]he following tables allow you to compare the fees and expenses of the Portfolios.” Please clarify this disclosure.

Response 24.	The disclosure has been revised to relocate the tables to the same page as the statement referenced above.

Comment 25.	Please supplementally confirm that the fees and expenses listed for the Acquired Portfolio in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section are current (i.e., no older than the Acquired Portfolio’s most recently filed annual report or prospectus).

Response 25.	We hereby confirm that the fees and expenses listed for the Acquired Portfolio in the “Annual Portfolio Operating Expenses” table are as of June 30, 2024, which is more recent than the Acquired Portfolio’s most recently filed annual report or prospectus.

Comment 26.	If the contractual fee waiver discussed in Footnote 4 in the “Annual Portfolio Operating Expenses” table under the “Summary—Annual Portfolio and Class Operating Expenses” section is subject to recoupment, please disclose the terms of the recoupment. Additionally, please supplementally confirm that the right to recoupment does not carry over to the Acquiring Portfolio.

Response 26.	We hereby confirm that the Acquired Portfolio’s contractual fee waiver is not subject to recoupment.

Comment 27.	In the “Summary—Who bears the expenses associated with the Reorganization?” section, please disclose an estimate of the expenses associated with the Reorganization.

Response 27.	The disclosure has been revised accordingly.

Comment 28.	In the “Summary—Who bears the expenses associated with the Reorganization?” section, please clarify that the Investment Manager will bear costs of the Reorganization, whether or not the Reorganization is consummated.

Response 28.	The disclosure has been revised accordingly.

Comment 29.	In the “Summary—Who bears the expenses associated with the Reorganization?” section, please disclose who will pay the brokerage/transaction costs that will not be paid by the Investment Manager.

Response 29.	The disclosure has been revised accordingly.

Comment 30.	In the “Comparison of Principal Risk Factors—Additional risks associated with an investment in the Acquiring Portfolio” section, please disclose that where all or a portion of the underlying ETF securities trade in a market that is closed when the market in which the ETF shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this, in turn, could lead to differences between the market price of the ETF shares and the underlying value of those shares.

Response 30.	The disclosure has been revised accordingly.

Comment 31.	In the “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section, if the Board of Directors of the Acquired Portfolio (the “Board”) considered the impact of the Reorganization on individuals holding assets in retirement accounts or group retirement plans, please disclose the Board’s conclusions.

Response 31.	The disclosure has been revised accordingly.

Comment 32.	In the “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section, please disclose the alternatives to the Reorganization that were considered but not pursued. Please disclose all adverse consequences of the Reorganization that were considered by the Board.

Response 32.	The disclosure has been revised accordingly, including to note the potentially adverse consequences of the Reorganization for certain shareholders of the Acquired Portfolio that are currently disclosed elsewhere in the Registration Statement.

Comment 33.	With respect to the sentence in “The Transaction—Reasons for the Reorganization—Board Consideration of the Reorganization?” section that states, “[t]ransaction costs are expected to be incurred in order to transfer certain Acquired Portfolio holdings and borne by the Acquired Portfolio, but these transaction costs are expected to be de minimis,” please provide an estimate of the transaction costs referenced.

Response 33.	The disclosure under the “Summary—Is the Reorganization considered a taxable event for federal income tax purposes?” section has been revised to provide an estimate of the transaction costs in response to Comment 21 above.

Comment 34.	The first sentence of “The Transaction—Capitalization” section refers to, “the capitalization of the Acquired Portfolio as of June 30, 2024, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization.” Please supplementally confirm this is the most current pro forma financial statements.

Response 34.	As noted in Response 6, the disclosure has been revised with an updated capitalization table as of December 31, 2024.

Comment 35.	Please confirm whether the Acquired Portfolio’s R6 Share Class should be included in the “Capitalization” table under the “The Transaction—Capitalization” section. If accurate, please clarify and disclose why the R6 Class Shares are not being exchanged in the Reorganization.

Response 35.	As noted in Response 3, the disclosure has been revised to remove references to the Acquired Portfolio’s R6 Share Class, which currently do not have any assets.

SAI

Comment 36.	In the “Investment Restrictions” section, please supplementally confirm that the Acquiring Portfolio will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

Response 36.	We are not aware of a requirement to consider the concentration policies of an underlying investment company in which the Acquiring Portfolio invests for purposes of determining the Acquiring Portfolio’s compliance with its concentration policy. To the extent that the Trust determines that the Acquiring Portfolio’s investments in an underlying investment company exposes the Acquiring Portfolio to a material risk, including significant exposure to a particular industry or group of industries, the Acquiring Portfolio would include appropriate risk disclosure in the N-1A Registration Statement.

Part C

Comment 37.	Please ensure the Registration Statement is signed by the Acquiring Portfolio’s Principal Financial Officer.

Response 37.	We hereby confirm the filing will be signed by the Acquiring Portfolio’s Chief Financial Officer.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comments. If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai